Exhibit 99.1

FOR IMMEDIATE RELEASE

NEWS RELEASE

RIO ALTO ANNOUNCES SHAREHOLDER AND COURT APPROVAL OF THE PLAN OF ARRANGEMENT

March 30, 2015

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) is pleased to announce that the previously announced plan of arrangement (the “Arrangement”) involving Rio Alto, Tahoe Resources Inc. (“Tahoe”) and 1860927 Alberta Ltd. has been approved by the shareholders of Rio Alto and the Court of Queen’s Bench of Alberta.

Rio Alto held a special meeting of shareholders (the “Rio Alto Meeting”) earlier today at which 99.81% of the shares represented at the Rio Alto Meeting voted in favour of the Arrangement. On closing of the Arrangement, all of the issued and outstanding common shares of Rio Alto will be exchanged on the basis of 0.227 of a Tahoe common share and C$0.001 in cash per Rio Alto common share. Upon completion of the Arrangement, existing Tahoe and Rio Alto shareholders will own approximately 65% and 35% of the combined company, respectively.

Rio Alto was also granted a final order approving the Arrangement by the Court of Queen’s Bench of Alberta today.

Assuming all other terms and conditions to the Arrangement are met, it is expected that the Arrangement will close on April 1, 2015.

About Rio Alto

Rio Alto Mining Limited is a mid-tier gold producer focused on optimizing production, exploration and if appropriate, making further acquisitions of precious metal properties in low risk regions of the Americas. Rio Alto is listed on the TSX and BVL as RIO and the NYSE as RIOM.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing of completion for the Arrangement.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, Rio Alto has provided them in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary regulatory and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including inability to secure necessary regulatory or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary regulatory and other third party approvals required in order to proceed with the Arrangement; the synergies expected from the Arrangement not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto is included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s Notice of Special Meeting and Management Proxy and Information Circular, including the Management Information Circular Supplement dated February 27, 2015, and its Annual Information Form for the fiscal year ended December 31, 2014, both of which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

The management of Rio Alto has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this news release are made as of the date hereof and Rio Alto does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

ON BEHALF OF RIO ALTO MINING LIMITED

Alex Black

President and CEO

For further information, please contact:

Alex Black, President and CEO	Alejandra Gomez, Vice President Corporate
Communications
Phone: +511 625 9900	Phone: 604-628-1401
E-mail: alexb@rioaltomining.com	alejandrag@rioaltomining.com

Web: www.rioaltomining.com